UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
20549 WASHINGTON, D.C.

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From              to

Commission File No. 001-32269

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Extra Space Management, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Extra Space Storage, Inc.
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, Utah 84121

Extra Space Management, Inc. 401(k) Plan
Financial Statements and Supplemental Schedules
Years Ended December 31, 2016 and 2015

Reports of Independent Registered Public Accounting Firms

To The Plan Administrator of the
Extra Space Management, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Extra Space Management, Inc. 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ WSRP
Salt Lake City, Utah
June 29, 2016

Extra Space Management, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets

Investments, at fair value:
Money market	$2,573,657	$2,770,931
Mutual funds	35,093,295	29,533,750
Extra Space Storage Inc. common stock	2,732,325	2,729,052

Total investments	40,399,277	35,033,733

Receivables:
Notes receivable from participants	1,577,629	1,276,690
Participant contributions	125,144	117,072
Employer contributions	68,138	63,421

Total receivables	1,770,911	1,457,183

Total assets available for benefits	$42,170,188	$36,490,916

See accompanying notes to financial statements.

Extra Space Management, Inc. 401(k) Plan
Statement of Changes in
Net Assets Available for Benefits

For the Year Ended
December 31, 2016
Additions:

Investment Income

Net appreciation in fair value of investments	$1,328,397

Interest and dividends	1,066,343

Contributions:
Participants	3,753,103
Employer	1,933,110
Rollover	901,730

Total contributions	6,587,943

Total additions	8,982,683

Deductions:
Benefits paid to participants	3,230,661
Administrative expenses	72,750

Total deductions	3,303,411

Net appreciation in assets available for benefits	5,679,272

Net Assets available for benefits:
Beginning of the year	36,490,916

End of the year	$42,170,188

See accompanying notes to financial statements.

Extra Space Management, Inc. 401(k) Plan
Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The following description of the Extra Space Management, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a qualified 401(k) defined contribution plan, covering all employees of Extra Space Management, Inc. (“Sponsor”) who have reached age 21. Field employees are eligible after one year of service and corporate employees are eligible after 90 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Extra Space Storage, Inc. (the “Company”) appoints a committee to administer the Plan. As of December 31, 2016, the Plan Administrative Committee was comprised of three members of management, with Fidelity Management Trust Company (“Fidelity” or “Trustee”) acting as Trustee.

Contributions

Contributions are made to the Plan by both employees and the Sponsor. Employee contributions to the Plan are deferrals of the employee’s compensation made through a direct reduction of compensation in each payroll period. Participating employees may contribute a percentage of their annual compensation up to 60% of eligible compensation, or $18,000. The Plan also provides participants who are age 50 or older by the end of the calendar year, and who are making deferral contributions to the Plan, the option to make catch-up contributions of up to $6,000 per year. The Sponsor matches 100% of the first 3% of the participant’s eligible contribution and 50% of the next 2%. The Plan Sponsor, at its discretion, may make an additional matching contribution, not to exceed 4% of the employee’s compensation. Participants direct the investment of their contributions and the Sponsor’s match into various investment options offered by the Plan.

Participant Accounts

Each participant's account is adjusted for the participant’s contribution, the Sponsor’s matching contribution, expenses, and earnings and losses specifically identified with the participant’s investment account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and the Sponsor’s matching contributions.

Notes Receivable from Participants

Participants may borrow from their Plan accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their account balance. These loans are subject to a repayment period of no more than five years, unless the loan is withdrawn for the purchase of a participant’s primary residence, in which case the repayment period may not extend beyond 10 years. The loans are secured by the balance in the participant’s account, and principal and interest payments are paid ratably by the participant through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts would be distributed among the participants in accordance with the terms set forth in the Plan.

Extra Space Management, Inc. 401(k) Plan
Notes to Financial Statements - Continued

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested benefits in his or her account. Under certain circumstances, including financial hardship, participants may withdraw their contributions prior to the occurrence of these events. The Plan Administrators make determinations related to hardship withdrawals. Vested accounts for terminated employees which do not exceed $5,000 but are greater than $1,000 are automatically rolled over into an individual retirement account. Accounts which are less than $1,000 are automatically distributed in a lump sum.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Options

The Plan’s assets are invested in various investment options offered by the Trustee and in stock of the Company, as directed by Participants. Participants may change their investment options at will.

Basis of Accounting

The accompanying financial statements of the Plan are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrators to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates. Certain of those key estimates include the fair value of investments.

Investment Valuation and Income Recognition

The Plan’s valuation methodology used to measure the fair values of mutual funds and common stocks was derived from quoted market prices as all of these instruments have active markets. The money market portfolio is stated at cost, which approximates fair value.

Net appreciation in the fair value of investments includes realized and unrealized gains (losses) on investments, and is recognized in income. Net unrealized gains (losses) represent the difference between the book value (which represents the prior year ending fair value, or cost if the investment was purchased during the year) and the fair value of investments held at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest are reinvested as earned.

Administrative Expenses

The Sponsor pays all administrative expenses of the Plan, except for the loan processing fees and the fees associated with additional participant services provided by Global Retirement Partners, LLC (“Advisor”). The fees associated with loan processing and additional services by the Advisor are paid by the participant’s account. Total administrative fees paid by the Sponsor were $72,750 for the year ended December 31, 2016.

Payment of Benefits

Benefits are recorded when paid by the Plan.

Extra Space Management, Inc. 401(k) Plan
Notes to Financial Statements - Continued

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized over the terms of the notes at the rate specified in the loan documents. As of December 31, 2016, outstanding loans totaled $1,577,629 with interest rates ranging from 4.25 to 4.5% and maturity dates ranging from January 20, 2017 to December 1, 2026. Fees related to notes receivable from participants are recorded as administrative expenses when incurred. If a participant defaults, the carrying amount of the note receivable from the participant is eliminated and a benefit payment is recorded at the time the participant has a distributable event. Notes receivable from participants are considered delinquent when payments are not made in accordance with the terms of the note and are evaluated to determine if they are in default.

Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value practical expedient in Accounting Standards Codification 820. ASU 2015-07 requires retrospective application and is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. Management elected to adopt the provisions of Parts I and II of this standard in 2015.
In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. Part I requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III is not applicable to the Plan. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with early application permitted. The amendments within Parts I and II require retrospective application. Management elected to adopt the provisions of Parts I and II of this new standard in 2015.

Extra Space Management, Inc. 401(k) Plan
Notes to Financial Statements - Continued

Fair Value Measurements

The Plan reports investments in accordance with established authoritative guidance, which requires a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The three levels are defined as follows:

Level 1 inputs are unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market date.

Level 3 inputs are unobservable and significant to the valuation methodology.

All investments in the Plan are valued using Level 1 inputs and are summarized below for the end of the year indicated.

	December 31,
	2016	2015
Mutual Funds	$35,093,295	$29,533,750
Money market accounts	2,573,657	2,770,931
Extra Space Storage, Inc. Common Stock	2,732,325	2,729,052

Total Investments	$40,399,277	$35,033,733

The Plan’s valuation methodology used to measure the fair values of mutual funds, money market and common stocks were derived from quoted market prices as all of these instruments have active markets.
3.    PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2016, the Plan’s assets consisted of mutual funds issued by the Trustee and participant loans extended to participants. The Trustee is considered a party-in-interest because it manages the Plan’s assets. Participants are also considered parties-in-interest.

Transactions associated with the shares of common stock of the Company are also considered exempt party-in-interest transactions. As of December 31, 2016, the Plan held 35,355 shares of Company common stock. Total outstanding Company common stock as of December 31, 2016, was 125,881,460 shares.

During the year ended December 31, 2016, the Plan had the following transactions involving the Company’s common stock:

Shares purchased	8,287
Shares sold	(3,851)
Cost of shares purchased	$689,636
Loss realized on shares sold	$(9,064)
Dividend income earned	$97,101

Extra Space Management, Inc. 401(k) Plan
Notes to Financial Statements - Continued

4.    RISKS AND UNCERTAINTIES

The Plan provides for investment in various investment securities. In general, these securities are exposed to various risks, such as interest rate, market, and credit in addition to changes in economic conditions. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the accompanying statements of net assets available for benefits.
5.    INCOME TAX STATUS

The Plan has adopted a non-standardized prototype plan for which the Internal Revenue Service has issued an opinion letter dated March 31, 2008, covering the qualification of the Plan under the appropriate sections of the Internal Revenue Code. The Plan Administrators believe that the Plan continues to operate in accordance with the requirements to qualify for tax-exempt status. Accordingly, no provision for income taxes is included in the accompanying financial statements.

Management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities. Plan management has concluded that as of December 31, 2016, there are no uncertain tax positions that require either recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities for tax years for which the applicable statutes of limitations have not expired. To the plan administrator’s knowledge there are currently no audits for any tax periods in progress.

Extra Space Management, Inc. 401(k) Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2016
Employer Identification Number: 87-0405300
Plan Number: 001

(a)	(b)	(c)	(e)
Party In Interest	Identity of Issue	Description of Investments	Current Value

*	Extra Space Stock	Common Stock	$2,732,325
*	FID Balanced	Mutual Fund	1,984,465
*	Fid Freedom K 2005	Mutual Fund	46,524
*	Fid Freedom K 2010	Mutual Fund	131,456
*	Fid Freedom K 2015	Mutual Fund	188,278
*	Fid Freedom K 2020	Mutual Fund	1,219,099
*	Fid Freedom K 2025	Mutual Fund	652,377
*	Fid Freedom K 2030	Mutual Fund	978,383
*	Fid Freedom K 2035	Mutual Fund	1,000,974
*	Fid Freedom K 2040	Mutual Fund	1,663,591
*	Fid Freedom K 2045	Mutual Fund	1,289,383
*	Fid Freedom K 2050	Mutual Fund	998,537
*	Fid Freedom K 2055	Mutual Fund	323,603
*	Fid Freedom K 2060	Mutual Fund	47,781
*	Fid Freedom K Income	Mutual Fund	82,694
*	Fid International Discovery	Mutual Fund	2,387,169
	FKLN Nat Resources A	Mutual Fund	462,036
	FMMT Retire Gov't II	Money Market	2,573,657
	Pimco Comm Rel Ret A	Mutual Fund	91,424
	Victory S ESTV Val I	Mutual Fund	1,253,117
	Alger Cap Apprec I	Mutual Fund	3,554,149
	Pru Tot Return BD Z	Mutual Fund	3,824,519
	Janus Enterprise N	Mutual Fund	2,344,447
	Ivy Intl Core EQ R6	Mutual Fund	30,541
	Pru ST Corp Bond Q	Mutual Fund	8,952
	Conestoga Small Cap IS	Mutual Fund	1,322,768
	UM Behavioral Val L	Mutual Fund	40,859
	INVS Divrs DIVD Y	Mutual Fund	1,217,048
*	Fid Ext Mkt Idx PR	Mutual Fund	76,724
*	Fid Intl Index PR	Mutual Fund	545,267
*	Fid 500 Index PR	Mutual Fund	5,652,165
*	Fid SM Cap Idx PR	Mutual Fund	1,674,965

	Loans to participants, at cost, which approximates fair value, at interest rates of 4.25% to 4.5% and maturities ranging from January 20, 2017 to December 1, 2026.		1,577,629
			$41,976,906
	* Denotes a party-in-interest as defined by ERISA.
	Note: Column (d), cost, has been omitted as all investments are participant directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Extra Space Management, Inc. 401(k) Plan

Date: June 29, 2017	/s/ P. Scott. Stubbs
P. Scott Stubbs
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)